UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 29, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2026

3rd Quarter Earnings Release

Buenos Aires, Argentina, October 29, 2026.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

tgs announces financial results for the third quarter (“3Q”) ended on September 30, 2026 (1)

Transportadora de Gas del Sur S.A. ("tgs", "the Company", “us”, “our”, or “we”) is the natural gas transportation leader in Argentina, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 96.7 MMm3/d. We are also one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of Argentina’s leading Midstream companies.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 53.83% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with a 50% interest, (ii) Grupo Inversor Petroquímica S.L. (GIP), led by the Sielecki family, and PCT L.L.C., with the remaining 50%.

For further information, see our website:

https://www.tgs.com.ar/en/investors/

STOCK INFORMATION

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

SHAREHOLDING STRUCTURE AS OF SEPTEMBER 30, 2026

tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this earnings release is based, unless otherwise stated, on the Condensed Consolidated Interim Financial Statements and is presented in millions of constant Argentine pesos as of September 30, 2026 (Ps.), prepared in accordance with International Financial Reporting Standards (“IFRS”).

Buenos Aires, Argentina, October 29, 2026

tgs reported net income of Ps. 110,505 million in 3Q2026, equivalent to Ps. 146.80 per share (Ps. 734.00 per ADS), compared with net income of Ps. 149,547 million, or Ps. 198.66 per share (Ps. 993.32 per ADS), recorded for the three-month period ended September 30, 2025 ("3Q2025").

Operating profit for 3Q2026 amounted to Ps. 204,304 million, representing a decrease of Ps. 25,272 million compared with 3Q2025. This change was mainly explained by lower revenues of Ps. 36,739 million and a Ps. 6,004 million increase in selling and administrative expenses.

These effects were partially offset by:

•lower cost of sales of Ps. 9,309 million; and

•an improvement of Ps. 8,164 million in other operating results, net, mainly explained by the impact of the climatic event in 3Q2025.

In addition, net financial results declined by Ps. 18,001 million compared with 3Q2025.

3Q2026 Highlights and beyond

•NGLs Project: during the quarter and beyond, the Project continued to advance as planned. On October 19, 2026, the approval to be included in the Large Investment Incentive Regime ("RIGI", for its Spanish acronym) was publicly announced. The application was submitted in June 2026. As of the date of this press release, the publication of the corresponding administrative resolution remains pending. In addition, during the quarter we signed new agreements with natural gas producers, increasing firm contracted capacity to 96% of the Project’s planned capacity.

•Perito Moreno Gas Pipeline ("GPM") Expansion: on October 8, we submitted a request to the Secretariat of Energy to expand the GPM capacity by 4.5 MMm3/d, in accordance with the authorization granted by ENARSA for up to 6 MMm3/d. The approval is still pending.

Analysis of the results

In 3Q2026, tgs reported revenues of Ps. 532,466 million, compared with Ps. 569,205 million in 3Q2025, representing a decrease of Ps. 36,739 million.

Revenues by business segment
3Q2026 vs 3Q2025
(in million of Argentine pesos)
250.000
200.000
150.000
100.000
50.000
0
2026
2025
2026
2025
2026
2025
Natural Gas Transportation
Liquids
Midstream
Argentine pesos with inflation adjustment
Argentine pesos without inflation adjustment

The breakdown of cost of sales, administrative and selling expenses for 3Q2026 and 3Q2025 is shown in the table below:

Cost of sales and administrative and selling expenses decreased by Ps. 3,303 million, mainly as a result of a Ps. 17,290 million decrease in the cost of natural gas purchased for liquids production, primarily due to the lower price measured in constant currency in accordance with IAS 29, and a Ps. 2,826 million decrease in other third-party fees and services. These effects were partially offset by increases in: (i) labor costs of Ps. 4,535 million, (ii) taxes and contributions of Ps. 3,901 million, and (iii) repair and maintenance expenses of Ps. 2,568 million.

Financial results are presented on nominal terms, including gain/loss on net monetary position in a single line item. In 3Q2026, financial results recorded a negative variation of Ps. 18,001 million compared with 3Q2025, from a loss of Ps. 6,493 million to a loss of Ps. 24,494 million. This negative change was mainly explained by Ps. 17,764 million lower returns on financial assets, Ps. 11,601 million higher interests on liabilities, and a Ps. 4,427 million greater loss on net monetary position. These effects were partially offset by a Ps. 15,767 million lower foreign exchange loss.

Other operating results, net, recorded a loss of Ps. 3,674 million in 3Q2026, compared with a loss of Ps. 11,837 million in 3Q2025, representing an improvement of Ps. 8,163 million. This positive change was mainly explained by the impact of the climatic event at the Cerri Complex in March 2025.

Analysis of operating profit
by business segment
120,000
100,000
80,000
60,000
40,000
20,000
0
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Midstream
3Q2026
3Q2025

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment for 3Q2026 amounted to Ps. 79,159 million in 3Q2026, Ps. 24,288 million below 3Q2025.

Natural gas transportation revenues accounted for approximately 37% of total revenues in both 3Q2026 and 3Q2025.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 84% and 82% of the total revenues for this segment in 3Q2026 and 3Q2025, respectively.

Revenues decreased Ps. 14,444 million, mainly as a result of the negative impact of the restatement to constant currency in accordance with IAS 29, amounting to Ps. 51,557 million and lower revenues from natural gas transportation services of Ps. 20,864 million, mainly associated with the reconfiguration of the transportation system effective since May 2026. These effects were partially offset by the tariff increases amounting to Ps. 58,393 million.

Cost of sales and selling and administrative expenses increased by Ps. 11,775 million, mainly due to Ps. 6,037 million higher repair and maintenance expenses, Ps. 2,334 million higher labor costs, and Ps. 1,747 million higher third-party fees and services.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 42% of total revenues in both 3Q2026 and 3Q2025. Production in 3Q2026 was 20,934 tons lower than in 3Q2025, reaching 293,929 tons.

During 3Q2026, operating profit for this business segment amounted to Ps. 78,915 million, representing an increase of Ps. 13,913 million compared to the same period of 2025 (Ps. 65,002 million). This increase was mainly explained by the decrease in the cost of natural gas (Ps. 17,290 million) and the Ps. 6,318 million lower charge recorded in other operating results, net. These effects were partially offset by Ps. 10,852 million lower revenues.

Revenues totaled Ps. 225,569 million in 3Q2026, compared to Ps. 236,421 million in the same period of 2025. This decrease was mainly explained by the Ps. 59,242 million loss arising from accounting restatement under IAS 29, lower volumes of LPG and natural gasoline sold (Ps. 15,257 million), and the lower ethane price (including the take-or-pay amount collected in 2025) of Ps. 2,893 million. These effects were partially offset by higher international reference prices of Ps. 42,955 million, the nominal exchange rate effect (Ps. 19,357 million), and higher ethane volumes (Ps. 4,295 million).

Volumes sold decreased by 9,668 tons (or 3%) compared with 3Q2025.

The breakdown of volumes dispatched by market and product and revenues by market are included below:

Operating data - Production and Commercialization of Liquids
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
in Tons
3Q2024
3Q2025
3Q2026
Ethane
Propane local market
Butane local market
Propane foreign market
Butane foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 21% of our total revenues in both 3Q2026 and 3Q2025.

Operating profit decreased by Ps. 14,897 million, mainly as a result of Ps. 11,444 million lower revenues and Ps. 2,610 million higher cost of sales and selling and administrative expenses (primarily due to higher taxes, rates and contributions, and depreciation).

Revenues amounted to Ps. 110,426 million in 3Q2026, compared with Ps. 121,870 million in the same period of 2025. During the 3Q2026, Ps. 13,776 million higher revenues from natural gas transportation and conditioning services in Vaca Muerta and the Ps. 9,007 million nominal exchange rate effect on revenues denominated in U.S. dollars partially offset the Ps. 29,856 million negative effect arising from restatement in constant currency in accordance with IAS 29, as well as lower revenues from compression services and other services related to the operation and maintenance of the GPM.

Financial position analysis

Net debt

As of September 30, 2026, the Company reported a net cash position of Ps. 310,054 million, compared with Ps. 126,900 million as of December 31, 2025. At period-end, cash and cash equivalents amounted to Ps. 392,945 million, while financial assets at fair value through profit or loss and amortized cost totaled Ps. 1,936,070 million.

The table included below presents a reconciliation of the Company’s net financial debt as of the dates indicated.

During 3Q2026, the Company incurred new financial debt of Ps. 333,968 million (US$ 221.4 million).

The chart below includes the maturity profile of our financial debt (bank loans and notes) in millions of U.S. dollars:

Liquidity and capital resources

The following table includes summarized cash flow statement information for 3Q2026 and 3Q2025:

As of September 30, 2026, and December 31, 2025, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 3Q2026 and 3Q2025 periods:

3Q2026 vs. 3Q2025

During 3Q2026, cash flow provided by operating activities amounted to Ps. 296,567 million, compared to Ps. 201,025 million in the same period of 2025. The Ps. 95,542 million increase was mainly attributable to Ps. 89,313 million decrease in working capital, as well as lower income tax payments. These effects were partially offset by a Ps. 39,042 million decrease in net income.

Cash flow used in investing activities amounted to Ps. 471,077 million in 3Q2026, compared to Ps. 159,327 million used in during 3Q2025. The Ps. 311,750 million increase was mainly due to higher investments in property, plant and equipment, partially offset by a variation in the net proceeds from investments not considered cash equivalents.

During 3Q2026, cash flow provided by financing activities amounted to Ps. 268,214 million, compared to cash flow provided by financing activities of Ps. 38,415 million in 3Q2025. The Ps. 229,799 million positive change was mainly explained by increased borrowings, partially offset by debt repayments made during the quarter.

3Q2026 earnings videoconference

We invite you to participate in the videoconference to discuss this 3Q2026 announcement on Friday October 30, 2026, at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at: https://us02web.zoom.us/webinar/register/WN_VQ4LehUkS9OupZRTVFZhMg#/registration

The following section includes financial information.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A.
Financial Information for the three-months ("3Q") and nine-month periods ("9M") ended September 30, 2026 and 2025

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	3Q2026	3Q2025	9M2026	9M2025
Natural Gas Transportation	196,471	210,915	621,706	651,719
Liquids Production and Commercialization	225,569	236,421	696,575	572,789
Midstream and Telecommunications	110,426	121,870	327,410	318,478
Revenues	**532,466**	**569,205**	**1,645,691**	**1,542,987**
Cost of sales	(263,097)	(272,406)	(768,899)	(709,872)
Administrative and Selling Expenses	(61,392)	(55,386)	(168,255)	(161,513)
Other Operating Results, net	(3,674)	(11,837)	6,217	(57,586)
Operating profit	**204,304**	**229,576**	**714,754**	**614,015**
Net Financial Results	(24,494)	(6,493)	(30,505)	(65,674)
Gain / (Loss) from associates	117	1,015	50	1,470
Total net income before Income Tax	**179,927**	**224,098**	**684,299**	**549,811**
Income Tax expense	(69,422)	(74,552)	(252,254)	(182,510)
Net Income	**110,505**	**149,547**	**432,044**	**367,301**
Other Comprehensive Income	7,753	-	7,753	-
Total Comprehensive Income	**118,258**	**149,547**	**439,797**	**367,301**
Earnings per share	**146.80**	**198.66**	**573.95**	**487.94**
Earnings per ADS	**734.00**	**993.32**	**2,869.74**	**2,439.69**
Depreciation of PPE	64,822	62,903	195,026	185,852
Climate event impairment on materials and PPE	-	(5,544)	-	5,147

## Consolidated Statement of Financial Position
## as of September 30, 2026 and December 31, 2025
(in million of Argentine pesos)

| | 09/30/2026 | 12/31/2025 |
|---|---|---|
| **Assets** | | |
| **Non Current assets** | | |
| Property, plant and equipment | 4,514,575 | 3,923,752 |
| Investments in associates | 6,656 | 6,606 |
| Deferred income tax assets | 5,950 | 64 |
| Other receivables | 427 | 534 |
| **Total non current assets** | **4,527,608** | **3,930,956** |
| **Current assets** | | |
| Other receivables | 471,769 | 274,370 |
| Inventories | 8,960 | 12,824 |
| Trade receivables | 260,061 | 243,254 |
| Contract assets | - | 34 |
| Financial assets at amortized cost | 347,078 | 440,344 |
| Financial assets at fair value through profit or loss | 1,588,992 | 801,903 |
| Cash and cash equivalents | 392,945 | 994,852 |
| **Total current assets** | **3,069,806** | **2,767,580** |
| **Total Assets** | **7,597,414** | **6,698,536** |
| **Equity** | | |
| Common stock | 1,202,003 | 1,202,003 |
| Issuance premium of treasury shares | (88,909 ) | (88,909 ) |
| Legal reserve | 219,209 | 193,174 |
| Reserve for capital expenditures, acqsuition of treasury shares and / or dividends | 2,537,532 | 2,042,873 |
| Accumulated retained earnings | 432,045 | 520,693 |
| Other comprehensive income | 7,753 | - |
| Non Controlling interest | 3 | 4 |
| **Total Equity** | **4,309,636** | **3,869,839** |
| **Liabilities** | | |
| **Non-current liabilities** | | |
| Deferred income tax liabilities | 299,924 | 297,572 |
| Contract liabilities | 162,128 | 170,568 |
| Loans | 1,837,158 | 1,807,233 |
| **Total Non-current Liabilities** | **2,299,210** | **2,275,373** |
| **Current liabilities** | | |
| Provisions | 1,659 | 1,188 |
| Contract liabilities | 339,759 | 10,964 |
| Other payables | 324 | 429 |
| Taxes payables | 45,641 | 14,145 |
| Income tax payable | 146,679 | 65,112 |
| Payroll and social security taxes payables | 29,333 | 34,234 |
| Loans | 181,803 | 302,966 |
| Trade payables | 243,370 | 124,286 |
| **Total Current Liabilities** | **988,568** | **553,324** |
| **Total Liabities** | **3,287,777** | **2,828,697** |
| **Total Equity and Liabilities** | **7,597,414** | **6,698,536** |

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2026 and 2025

(In million of Argentine Pesos)

	2026	2025
Cash flow provided by operating activities		
Net income for the period	**432,044**	**367,301**
Reconciliation of net income to cash flow provided by operating activities:		
Depreciation of PPE	195,026	185,852
Climate Event Impairment on PPE	-	5,147
Disposal of PPE	1,211	6,592
Increase in allowances and provisions	755	283
Share of (gain) / loss from associates	(50)	(1,470)
Interest expense accrual	118,758	72,553
Results on other financial assets other than cash and cash equivalents	(234,479)	(171,889)
Income tax	252,254	182,510
Impairment of financial assets	86	11,216
Foreign exchange loss	90,790	143,919
Loss on monetary position	72,344	35,775
Changes in assets and liabilities:		
Trade receivables	(77,598)	(69,639)
Other receivables	(40,404)	2,362
Inventories	1,405	(18,730)
Trade payables	19,722	30,476
Payroll and social security taxes payable	1,662	2,976
Taxes payable	34,208	318
Contract assets	27	-
Other payables	(23)	(4)
Interest paid	(110,942)	(73,351)
Income tax paid	(144,514)	(154,098)
Contract liabilities	320,355	(9,603)
Cash flow provided by operating activities	**932,639**	**548,500**
Cash flow used in investing activities		
Additions to property, plant and equipment	(862,970)	(277,772)
Interest received	22,821	-
Proceeds from sales of financial assets not considered cash equivalents, net	332,754	3,678
Payments for acquisitions of financial assets not considered cash equivalents	(2,883,793)	(427,901)
Proceeds from sales of financial assets not considered cash equivalents	1,706,389	421,081
Cash flow used in investing activities	**(1,684,799)**	**(280,915)**
Cash flow provided by / (used in) financing activities		
Proceeds from loans	381,261	38,189
Leasing payments	(597)	(792)
Payment of loans	(107,750)	(720)
Dividend paid	-	(285,985)
Cash flow provided by / (used in) financing activities	**272,914**	**(249,308)**
Net variation in cash and cash equivalents	**(479,246)**	**18,277**
Cash and cash equivalents at the beginning of the period	994,852	97,610
Monetary result effect on cash and cash equivalents	(98,246)	(18,417)
Effect of currency translation differences and foreign exchange rate changes on cash and cash equivalents	(24,415)	(8)
Cash and cash equivalents at the end of the period	**392,945**	**97,462**

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:
Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:
Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

tgs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: October 29, 2026.